Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Three Months Ended March 31, 2015	Year Ended Dec. 31
		2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income	$235,646	$1,545,121	$1,432,210	$1,355,402	$1,309,690	$1,188,591
Add: Fixed charges	171,777	677,390	686,258	734,564	725,375	708,529
Add: Dividends from unconsolidated subsidiaries	9,876	36,707	36,416	33,470	34,034	32,538
Deduct: Equity earnings of unconsolidated subsidiaries	7,776	30,151	30,020	29,971	30,527	29,948
Total earnings, as defined	$409,523	$2,229,067	$2,124,864	$2,093,465	$2,038,572	$1,899,710
Fixed charges, as defined:
Interest charges	$144,940	$566,608	$575,199	$601,582	$591,098	$577,291
Interest charges on life insurance policy borrowings	37	214	245	310	332	372
Interest component of leases	26,800	110,568	110,814	132,672	133,945	130,866
Total fixed charges, as defined	$171,777	$677,390	$686,258	$734,564	$725,375	$708,529
Ratio of earnings to fixed charges	2.4	3.3	3.1	2.8	2.8	2.7